

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

March 13, 2018

Mr. Wilson Pinto Ferreira Junior
Chief Executive Officer
Brazilian Electric Power Company
200 Friberg Parkway, Suite 4004
Westborough, MA 01581

   Re: **Brazilian Electric Power Company**
     Form 20-F for the Fiscal Year Ended December 31, 2016
     Filed May 1, 2017
     File No. 1-34129

Dear Mr. Ferreira Junior:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        /s/ Jennifer Thompson

        Jennifer Thompson
        Accounting Branch Chief
        Office of Consumer Products